04015610

CM 3/22

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2004
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 41649

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: One Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3424 Peachtree Road, NE Suite 2100
(No. and Street)

Atlanta, GA 30326-1156
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ken Felts - 404-504-3800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gifford, Hillegass & Ingwersen, P.C.
(Name – *if individual, state last, first, middle name*)

1200 Ashwood Parkway Suite 300 Atlanta, GA 30338
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ken Felts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of One Securities Corporation, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Ken Felts
Signature

Chief Financial Officer
Title

Glenda D. Morris
Glenda D. Morris
Notary Public

GLENDA D. MORRIS NOTARY PUBLIC GEORGIA FULTON COUNTY

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ONE SECURITIES CORPORATION

FINANCIAL STATEMENTS

For the Year Ended December 31, 2003

with
Independent Auditors' Report

GH&I Gifford Hillegass & Ingwersen, LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS
Where it all comes down to worth.

ONE SECURITIES CORPORATION

TABLE OF CONTENTS

December 31, 2003

Gifford Hillegass & Ingwersen, LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS
Where it all comes down to worth.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
One Securities Corporation
Atlanta, Georgia

We have audited the accompanying balance sheet of One Securities Corporation (an S corporation) as of December 31, 2003, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of One Securities Corporation as of December 31, 2003, and results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gifford, Hillegass & Ingwersen, LLP

GIFFORD, HILLEGASS & INGWERSEN, LLP

January 26, 2004
Atlanta, Georgia

1200 Ashwood Parkway, Suite 300
Atlanta, GA 30338-4747
Tel (770) 396-1100 • Fax (770) 393-0319
www.ghi-cpa.com

ONE SECURITIES CORPORATION

BALANCE SHEET

December 31, 2003

ASSETS

Current Assets	
Cash and cash equivalents	$ 934,239
Commissions receivable	179,106
Prepaid expenses	18,961
TOTAL ASSETS	$ 1,132,306

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Accrued commissions	$ 262
Due to affiliate	751,657
TOTAL CURRENT LIABILITIES	751,919
Long-Term Liabilities	
Deferred rent (Note C)	28,601
TOTAL LIABILITIES	780,520
Commitments and Contingencies (Note C)	
Stockholders' Equity (Note A)	
Common stock, $.01 par value, 1,000 shares authorized, 100 shares issued and outstanding	1
Paid-in capital	842,777
Accumulated deficit	(490,992)
TOTAL STOCKHOLDERS' EQUITY	351,786
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,132,306

See accompanying notes.

ONE SECURITIES CORPORATION

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2003

Revenue	
Commissions	$ 8,074,438
Administrative fees	54,247
Interest income	2,802
GROSS REVENUE	8,131,487
Commission Expense	
Commission expense to outside agents	134,257
Commission expense to employees	1,594,637
TOTAL COMMISSION EXPENSE	1,728,894
NET REVENUE	6,402,593
Operating Expenses (Note B)	6,382,439
INCOME FROM OPERATIONS	20,154
Other Expense	
Interest expense	(136,039)
NET LOSS	$ (115,885)

See accompanying notes.

ONE SECURITIES CORPORATION

STATEMENT OF STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2003

	Common Stock	Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2002	$ 1	$ 100	$ 339,893	$ 339,994
Capital contribution	-	842,677	-	842,677
Distribution to former stockholder (Note A)	-	-	(715,000)	(715,000)
Net loss	-	-	(115,885)	(115,885)
Balance at December 31, 2003	$ 1	$ 842,777	$ (490,992)	$ 351,786

See accompanying notes.

ONE SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2003

Increase (Decrease) in Cash:		
Cash Flows from Operating Activities		
Net loss	$	(115,885)
Adjustments to reconcile net income to net cash required by operating activities		
Decrease in deferred rent		(5,280)
Decrease (increase) in:		
Commission receivable		108,374
Prepaid expenses		(2,158)
Increase (decrease) in:		
Accrued commissions		(2,520)
Due to affiliate		710,497
NET CASH PROVIDED BY OPERATING ACTIVITIES		693,028
Cash Flows from Financing Activities		
Capital contribution		842,677
Distribution to former stockholder (Note A)		(715,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES		127,677
INCREASE IN CASH AND CASH EQUIVALENTS		820,705
Cash and Cash Equivalents at Beginning of Year		113,534
Cash and Cash Equivalents at End of Year	$	934,239
Supplemental Cash Flow Information		
Interest paid	$	136,039

See accompanying notes.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Organization and Business: One Securities Corp. (the "Company") was incorporated in Georgia on July 26, 1989. The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company specializes in the design, funding, and administration of life insurance plans which meet the needs of nonqualified executive benefit programs of Fortune 500 corporations.

Recapitalization: One Securities Corp. ("OSC") was merged into Giotto, Inc. ("Giotto") on April 27, 1999. Since the ownership of Giotto was substantially the same as OSC, the merger is in effect a recapitalization. A former OSC stockholder is not a stockholder in Giotto. Therefore, his shares of OSC stock were canceled and converted into a right to receive $715,000 in consideration for his shares. The remaining shares of OSC stock were retired. Giotto, the surviving entity in the merger, then changed its name to One Securities Corporation. Subsequent to a series of legal actions made during 1999 through 2002 by the former stockholder and the Company, the matter was resolved. On April 24, 2003 the Company's stockholders contributed capital of $842,667, which was used to satisfy the $715,000 obligation to the former stockholder for his shares plus $127,667 in interest.

Cash Equivalents and Credit Risk: Cash equivalents include money market funds held in a Working Capital Management Account with a large brokerage firm. These funds are insured up to $500,000 for cash and $49,500,000 for securities for each customer.

Revenue Recognition: Commission revenue and expense are recorded when the related insurance premium is paid.

Income Taxes: The Company has elected to be taxed under the S Corporation rules of the Internal Revenue Code. Under those rules, the Company is not subject to federal and state corporate income taxes. A proportionate share of the Company's income or loss is reported on each stockholders' individual income tax return. Therefore, no income tax effects are included in the accompanying financial statements.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain report amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B—RELATED PARTY TRANSACTIONS

Effective January 1, 2002, the Company has a consulting agreement with an affiliated company under which the affiliated company provides OSC marketing and general and administrative services for $202,500 per month. In addition, the agreement provides for OSC to pay additional expenses that may be reasonably acceptable. The total amount paid under this agreement for 2003 was approximately $6,355,000.

NOTE C—COMMITMENTS

Effective December 1, 1999 the Company entered an operating lease for office space through May 30, 2009. The lease allows for deferral of rent payments until December 1, 2000 and for rent escalations above the base monthly rental based on increases in building operating costs beginning in 2001 as further described in the lease. Total future minimum lease payments are as follows:

Year ending December 31,		
2004	$	644,338
2005		644,338
2006		644,338
2007		644,338
2008		644,338
Thereafter		268,475

In addition, the Company has operating leases for various office equipment with termination dates extending through March 2006. Future minimum lease payments are $31,472 in 2004, $9,120 in 2005, and $2,280 in 2006.

The lease payments are made by an affiliated company under an administrative agreement. The related expense is then allocated between several affiliated companies.

NOTE D—NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $5,000 or 6-2/3% of "aggregate indebtedness," as those terms are defined in the Rule.

SUPPLEMENTAL INFORMATION

ONE SECURITIES CORPORATION

Schedule I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2003

Computation of Net Capital				
Total stockholders' equity			$	351,786
Deduct nonallowable assets				
Prepaid expenses	$	(18,961)		
Haircut on money market investment		(1,944)		
Total nonallowable assets				(20,905)
Net capital			$	330,881
Computation of Aggregate Indebtedness				
Accrued commissions			$	262
Due to affiliate				751,657
Deferred rent				28,601
Total aggregate indebtedness			$	780,520
Computation of Minimum Net Capital Requirement				
Net capital			$	330,881
Minimum net capital to be maintained (greater of $5,000 or 6 2/3% of total aggregate indebtedness of $780,520)				52,035
Net capital in excess of requirement			$	278,846
Ratio of aggregate indebtedness to net capital				2.36

There is no significant difference between net capital as computed by the Company on its FOCUS report for the quarter ended December 31, 2003 and the audited financial statements at December 31, 2003.

ONE SECURITIES CORPORATION

Schedule II

OTHER INFORMATION

December 31, 2003

The following statements and computations are not applicable at December 31, 2003, and for the period then ended and, accordingly, are not included herein:

(a) Statement of changes in liabilities subordinated to claims of creditors.

(b) Computation for determination of the reserve requirements under Exhibit A of S.E.C. Rule 15c3-3.

(c) Information relating to the possession or control requirements under S.E.C. Rule 15c3-3.

(d) Schedules of segregation requirements and funds in segregation pursuant to the Commodity Exchange Act.

Gifford Hillegass & Ingwersen, LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS
Where it all comes down to worth.

To the Board of Directors
One Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of One Securities Corporation (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1200 Ashwood Parkway, Suite 300
Atlanta, GA 30338-4747
Tel (770) 396-1100 • Fax (770) 393-0319
www.ghi-cpa.com

GH&I

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gifford, Hillegass & Ingwersen, LLP

GIFFORD, HILLEGASS & INGWERSEN, LLP

January 26, 2004
Atlanta, Georgia